UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41872

DDC Enterprise Limited

Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road

Sheung Wan, Hong Kong
+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

DDC Enterprise Limited Announces Unaudited Third Quarter 2023 Financial Results

DDC Enterprise Limited (“DDC” or the “Company”) (NYSE: DDC), a food innovator with leading content driven consumer brands offering easy, convenient ready-to-heat (“RTH”), ready-to-cook (“RTC”) and ready-to-eat (“RTE”) meal solutions, today announced its unaudited financial results for third quarter and nine months ended September 30, 2023 and other recent business developments. A copy of the press release relating to the above matter is set forth in Exhibit 99.1, which is being furnished herewith.

DDC ENTERPRISE LIMITED
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

	For The Three Months Ended September 30,			For The Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Product revenues	66,324,581	77,686,308	11,006,688	130,243,882	166,812,378	23,634,176
Service revenues	64,497	-	-	1,049,910	298,737	42,325
Revenues from collaborative arrangements	-	-	-	1,867,042	-	-
Total revenues	66,389,078	77,686,308	11,006,688	133,160,834	167,111,115	23,676,501

Cost of products	(50,085,355)	(56,952,477)	(8,069,095)	(102,529,545)	(122,707,033)	(17,385,278)
Cost of services	(56,757)	-	-	(897,350)	(265,392)	(37,601)
Total cost of revenues	(50,142,112)	(56,952,477)	(8,069,095)	(103,426,895)	(122,972,425)	(17,422,879)
Gross profit	16,246,966	20,733,831	2,937,593	29,733,939	44,138,690	6,253,622

Operating expenses:
Fulfilment expenses	(1,060,143)	(1,605,144)	(227,419)	(8,668,336)	(4,639,166)	(657,283)
Sales and marketing expenses	(4,738,683)	(7,708,189)	(1,092,105)	(16,024,535)	(14,985,926)	(2,123,224)
Research and development expenses	-	(502,160)	(71,147)	-	(502,160)	(71,147)
General and administrative expenses	(16,516,653)	(8,967,309)	(1,270,499)	(45,868,782)	(29,728,577)	(4,211,980)
Share based compensation	(1,560,833)	(1,560,833)	(221,141)	(36,087,212)	(4,682,499)	(663,422)
Total operating expenses	(23,876,312)	(20,343,635)	(2,882,311)	(106,648,865)	(54,538,328)	(7,727,056)
(Loss)/profit from operations	(7,629,346)	390,196	55,282	(76,914,926)	(10,399,638)	(1,473,434)

Interest expenses	(5,856,412)	(6,008,769)	(851,330)	(26,254,917)	(15,414,265)	(2,183,911)
Interest income	244,075	523,940	74,232	348,871	1,596,826	226,240
Other income	901,022	(169,957)	(24,080)	2,022,953	181,492	25,714
Impairment loss for equity investments accounted for using measurement alternative	-	-	-	(4,643,242)	-	-
Gain from deconsolidation of VIEs	-	-	-	13,543,650	-	-
Changes in fair value of financial instruments	-	-	-	(4,090,393)	12,651,972	1,792,546
Loss before income tax expense	(12,340,661)	(5,264,590)	(745,896)	(95,988,004)	(11,383,613)	(1,612,845)

Income tax benefit/(expense)	1,514	(1,554,912)	(220,302)	123,232	(4,389,007)	(621,840)
Net loss	(12,339,147)	(6,819,502)	(966,198)	(95,864,772)	(15,772,620)	(2,234,685)

Accretion of redeemable convertible preferred shares to redemption value	(28,317,304)	(32,475,673)	(4,601,192)	(79,238,186)	(92,079,506)	(13,045,934)
Net loss attributable to ordinary shareholders	(40,656,451)	(39,295,175)	(5,567,390)	(175,102,958)	(107,852,126)	(15,280,619)

Net (loss)/income attributable to non-controlling interest	(1,629,654)	2,852,204	404,104	(4,499,537)	5,974,987	846,543

Net loss attributable to ordinary shareholders of DDC Enterprise Limited	(39,026,797)	(42,147,379)	(5,971,494)	(170,603,421)	(113,827,113)	(16,127,162)

DDC ENTERPRISE LIMITED
UNAUDITED SELECTED BALANCE SHEET DATA

	As of December 31, 2022	As of 30, September 2023
	RMB	RMB	US$
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents	26,801,767	7,494,727	1,027,238
Restricted cash	70,102,863	73,631,551	10,092,044
Total assets	255,377,773	279,133,006	38,258,362
Bank borrowings	58,522,187	54,910,060	7,526,050
Shareholder loans, at amortized cost	95,622,962	101,789,907	13,951,468
Total liabilities	374,357,236	433,977,048	59,481,503
Net assets	(118,979,463)	(154,844,042)	(21,223,141)

DDC ENTERPRISE LIMITED
APPENDIX I – REVENUE BREAKDOWN
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Online consumer product sales	15,878,895	20,811,176	2,948,552	61,376,575	37,227,881	5,274,490
Offline consumer product sales	50,445,686	56,875,132	8,058,136	68,867,307	129,584,497	18,359,686
Revenues from collaborative arrangements	-	-	-	1,867,042	-	-
Advertising	-	-	-	621,859	298,737	42,325
Experience stores	64,497	-	-	428,051	-	-
Total Revenues	66,389,078	77,686,308	11,006,688	133,160,834	167,111,115	23,676,501

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US $	RMB	RMB	US$
Ready to heat (“RTH”)	958,436	981,051	138,996	14,685,422	4,141,878	586,826
Ready to cook (“RTC”)	994,197	17,899,025	2,535,955	2,018,417	34,384,021	4,871,569
Ready to eat (“RTE”) & Plant base	1,570,151	21,258,769	3,011,968	27,050,708	55,027,741	7,796,395
Private label products	62,801,797	37,547,463	5,319,769	84,767,758	73,258,738	10,379,386
Fresh products	-	-	-	1,721,577	-	-
Revenues from collaborative arrangements	-	-	-	1,867,042	-	-
Advertising service	-	-	-	621,859	298,737	42,325
Experience stores	64,497	-	-	428,051	-	-
Revenues	66,389,078	77,686,308	11,006,688	133,160,834	167,111,115	23,676,501

1.	This announcement contains translations of the unaudited condensed consolidated income statements from Renminbi (RMB) into U.S. dollars (US$) as of and for the nine months ended September 30, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB7.296, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2023, or at any other rate.

2.	EBITDA is a non-GAAP financial measure, which EBITDA represents net loss excluding income tax expense/(benefit), interest expenses, interest income and depreciation and amortization. See “Use of Non-GAAP Financial Measure”.

Use of Non-GAAP Financial Measure

We use earnings before interest expenses and income, income tax expense/(benefit) and depreciation and amortization (“EBITDA”), non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. EBITDA represents net loss excluding income tax expense/(benefit), interest expenses, interest income and depreciation and amortization.

The Company provides EBITDA because we believe that investors and analysts may find it useful in measuring operating performance without regard to items such as income tax expense/(benefit), interest expenses and interest income and depreciation and amortization.

Reconciliation from net loss to EBITDA

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(12,339,147)	(6,819,502)	(966,198)	(95,864,772)	(15,772,620)	(2,234,685)
Add:
Income tax (benefit)/expense	(1,514)	1,554,912	220,302	(123,232)	4,389,007	621,840
Interest expenses	5,856,412	6,008,769	851,330	26,254,917	15,414,265	2,183,911
Interest income	(244,075)	(523,940)	(74,232)	(348,871)	(1,596,826)	(226,240)
Depreciation and amortization	616,290	790,315	111,973	2,658,242	2,127,944	301,490
EBITDA	(6,112,034)	1,010,554	143,175	(67,423,716)	4,561,770	646,316

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as DDC’s strategic and operational plans, contain forward-looking statements. DDC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about DDC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: DDC’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to DDC’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in DDC’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and DDC undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: January 19, 2024	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 19, 2024